Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Magellan Midstream Holdings, L.P.
Commission File No.: 001-32745

NYSE: MMP and MGG

Date:	March 3, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

Magellan Midstream to Simplify Capital Structure

TULSA, Okla. – Magellan Midstream Partners, L.P. (NYSE: MMP) and Magellan Midstream Holdings, L.P. (NYSE: MGG) today announced a definitive agreement to simplify their capital structure by transforming the incentive distribution rights and approximate 2% economic interest of MMP’s general partner into MMP common units. As a result, MGG unitholders will receive 0.6325 MMP common units in exchange for each MGG common unit they own at closing, representing a 25% premium to today’s closing price of MGG’s common units. The simplification also will result in MGG being dissolved and in MMP owning its general partner, which will no longer have an economic interest in MMP.

The simplification benefits both sets of unitholders by:

•	Effectively lowering MMP’s cost of capital, allowing it to be more competitive for potential future acquisitions and expansion projects;

•	Maintaining MMP’s strong balance sheet and liquidity through 100% equity consideration;

•	Simplifying the current organizational structure, which should make MMP more attractive to a broader investor base; and

•	Reducing administrative costs associated with a second publicly traded entity.

Management’s current projections indicate that the simplification will be dilutive to MMP’s distributable cash flow per unit initially by about 4% but is expected to provide long-term accretion to unitholders. Based on these projections, management believes that MMP should be able to maintain its current quarterly distribution rate of 71 cents per MMP unit in 2009 and potentially increase distributions in 2010.

MMP’s management team will continue in their respective roles. Additionally, three independent members of the board of directors of MGG’s general partner will join the board of directors of MMP’s general partner following completion of the simplification, filling the three director seats that are currently open.

The terms of the simplification agreement were unanimously approved by the conflicts committee of the board of directors of each partnership’s general partner. Each conflicts committee is comprised solely of independent directors and was previously delegated authority to negotiate and authorize the terms of the simplification.

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The simplification is expected to be consummated in the third quarter of 2009, subject to customary closing conditions including approval of the unitholders of MMP and MGG.

Financial advisors, who provided fairness opinions, for the simplification are Tudor, Pickering, Holt & Co. Securities, Inc. for the conflicts committee of the board of directors of MMP’s general partner and Lazard for the conflicts committee of the board of directors of MGG’s general partner.

MMP and MGG will host a conference call on Wed., March 4, at 11 a.m. Eastern to discuss the proposed simplification. To participate in the call, please dial (888) 254-2821 and provide code 4352598. Investors also may listen to the call via MMP’s website at http://www.magellanlp.com/webcasts.asp and MGG’s website at http://www.mgglp.com/webcasts.asp.

Audio replays of the conference call will be available from 2 p.m. Eastern on March 4 through midnight on March 10. To access the replay, dial (888) 203-1112 and provide code 4352598. The replay also will be available at http://www.magellanlp.com and http://www.mgglp.com.

About Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. MMP primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com.

About Magellan Midstream Holdings, L.P.

Magellan Midstream Holdings, L.P. (NYSE: MGG) is a publicly traded partnership formed to own the general partner interest and 100% of the incentive distribution rights in MMP. More information is available at http://www.mgglp.com.

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MMP and MGG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the simplification. Investors and security holders are urged to read these documents carefully when they become available because they will contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (918) 574-7650, or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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This document includes “forward-looking statements” within the meaning of federal securities laws. All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although MMP and MGG believe that the expectations reflected in the forward-looking statements are reasonable, MMP and MGG can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect MMP’s and MGG’s operations, financial performance and other factors as discussed in their filings with the SEC. Among the factors that could cause results to differ materially are the failure to receive approval of the simplification by MMP’s and MGG’s unitholders, whether and when the simplification is consummated as well as those risks discussed in the Annual Report on Form 10-K for the year ended December 31, 2008 for each of MMP and MGG, as filed with the SEC. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” MMP and MGG do not undertake any duty to update any forward-looking statement.